EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Nine Months Ended September 30,
	2013	2012
Earnings:
Income (loss) before income tax expense(1)(2)	$(43,819)	$74,966
Fixed charges	73,612	35,344
Adjustment to net distributed income from equity investees	5,714	1,165
Interest capitalized	(5,320)	(6,360)
Amortization of previously capitalized interest	737	387
Non-controlling interest	(4,693)	(4,108)

Total	$26,231	$101,394

Fixed Charges:
Interest cost and debt expense	$65,614	$27,669
Interest capitalized	5,320	6,360
Interest allocable to rental expense(3)	2,678	1,315

Total fixed charges	73,612	35,344
Preferred dividends	14,413	—

Total fixed charges and preferred dividends	$88,025	$35,344

Ratio of earnings to fixed charges	— (4)	2.9x

Ratio of earnings to fixed charges and preferred dividends	— (5)	N/A

(1)	Includes a $13.1 million non-cash loss recognized on derivatives and a $26.6 million loss on early extinguishment of debt for the nine months ended September 30, 2013.
(2)	Includes a $29.8 million non-cash gain recognized on derivatives for the nine months ended September 30, 2012.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(4)	The Partnership earnings were insufficient to cover its fixed charges by $47.4 million for the nine months ended September 30, 2013.
(5)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $61.8 million for the nine months ended September 30, 2013.

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